Filed by Northern Genesis Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Northern Genesis Acquisition Corp. II

Commission File No. 001-39881

This filing relates to the proposed merger involving Northern Genesis Acquisition Corp. II (“Northern Genesis 2”). with Embark Trucks Inc. (“Embark”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 22, 2021.

On June 23, 2021, the Wall Street Journal published an article on the proposed merger, a copy of which is set forth below.

Self-Driving Truck Startup Embark to Go Public in $5.2 Billion SPAC Deal

Embark is the latest self-driving truck firm to tap public markets in recent months, joining Plus and TuSimple

Embark Trucks, founded in 2016, aims to use its technology to bring down costs for shippers.

PHOTO: EMBARK TRUCKS

By

Amrith Ramkumar

June 23, 2021 6:00 am ET

Embark Trucks Inc. is merging with a special-purpose acquisition company to go public in a deal that values the self-driving truck startup at about $5.2 billion, the companies said.

Founded in 2016, Embark says it is the oldest U.S. self-driving truck software firm and aims to partner with shippers to bring down carrier costs and make roads safer. The company has partnerships with a number of transportation companies and brands, including beer seller Anheuser-Busch InBev SA, technology firm HP Inc. and Knight-Swift Transportation Holdings Inc., the largest truckload carrier in North America.

Embark currently has a small developmental fleet running some routes out of Southern California. The company hopes to fully commercialize its technology and to license it so that carriers can operate a large number of their trucks using Embark’s software without needing any human drivers in the years ahead.

The San Francisco-based startup is combining with the sustainability-focused SPAC Northern Genesis Acquisition Corp. II. NGAB 0.20%

Embark is the latest self-driving truck firm to tap public markets in recent months, joining PlusAI Corp. and TuSimple Holdings Inc. These companies are competing for customers and hoping to use the deals to raise the large sums of money needed to build out their technologies.

“We think there’s a unique opportunity to really seize this inflection point,” Embark Chief Executive Alex Rodrigues said in an interview. “It’s about having the war chest, the partners and the resources to be a leading franchise that people want to work with.”

Mr. Rodrigues, 25 years old, joins a group of young startup executives who are making fortunes on paper by taking their companies public through SPACs. He and Chief Technology Officer Brandon Moak co-founded the company after dropping out of Canada’s University of Waterloo. Mr. Rodrigues didn’t specify how much of Embark he will own after the deal but said he and Mr. Moak are rolling over significant stakes.

While Plus and TuSimple have strong ties to China, Embark said it is focused on the U.S. The company is trying to differentiate itself by saying that its technology can work with many types of trucks and easily integrate with existing fleets.

The company also said Wednesday that former Transportation Secretary Elaine Chao is joining its board of directors.

Through the merger, Embark is expected to generate roughly $615 million in cash proceeds from the money held by the SPAC and a private investment in public equity, or PIPE, associated with the deal. PIPE investors in the company include Knight-Swift and existing investors Sequoia Capital and Tiger Global Management.

The Embark deal comes days after the news that Amazon.com Inc. plans to buy at least 1,000 self-driving trucks from Plus and has the option to acquire up to a 20% stake in the company. Plus is merging with a separate SPAC in a roughly $3.3 billion deal.

A SPAC, also called a blank-check company, is a shell company that lists on a stock exchange with the sole purpose of acquiring a private firm and taking it public. The private company, often a startup, then gets the SPAC’s position in the stock market. SPAC mergers have become a popular way for many companies tied to technology and sustainability to go public because they allow future projections, which aren’t allowed in a traditional initial public offering.

SPACs have raised nearly $110 billion so far this year, topping 2020’s record total of more than $80 billion, according to SPAC Research. Last year’s figure was more than had been raised in the nearly 30-year history of the SPAC market.

Shares of some companies tied to self-driving or electric transportation that went public through SPACs have struggled in recent months as some of the firms struggle to cope with rising costs or technological setbacks. Some SPACs are criticized as doing risky, overvalued transactions that could leave insiders with profits but saddle individual investors with losses.

The team behind the Northern Genesis SPAC merging with Embark previously took electric-vehicle firm Lion Electric Co. public and is among many blank-check executive groups focusing on deals tied to sustainability and the future of transportation.

“We’re absolutely convinced that this is the right time for autonomous trucking,” said Ian Robertson, chief executive of the Northern Genesis SPAC. “We’re at such an exciting time in the development of the technology.”

—Jennifer Smith contributed to this article.

Write to Amrith Ramkumar at amrith.ramkumar@wsj.com

Forward-Looking Statements

This message includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Embark’s and Northern Genesis 2 actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Embark’s and Northern Genesis 2’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination in a timely manner or at all; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any proposed business combination; (4) the risk that the business combination may not be completed by Northern Genesis 2 business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought; (5) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of Northern Genesis 2 and Embark and the satisfaction of the minimum trust account amount following redemptions by Northern Genesis 2’s public stockholders; (6) the lack of a third party valuation in determining whether or not to pursue the proposed business combination; (7) the risk that any proposed business combination disrupts current plans and operations and/or the impact that the announcement of the proposed business combination may have on Embark’s business relationships; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the any proposed business combination; (10) changes in the applicable laws or regulations; (11) volatility in the price of Northern Genesis 2’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Embark plans to operate, variations in performance across competitors, changes in laws and regulations affecting Embark’s business and changes in the combined capital structure; (12) the possibility that Embark or Northern Genesis 2 may be adversely affected by other economic, business, and/or competitive factors; (13) the impact of the global COVID-19 pandemic; and (14) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by Embark and Northern Genesis 2 with the U.S. Securities and Exchange Commission (the “SEC”), including those discussed in Northern Genesis 2’s Annual Report Form 10-K for the fiscal year ended December 31, 2020 (“Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 and those that are expected to be included in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by Northern Genesis 2 from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Embark and Northern Genesis 2 caution that the foregoing list of factors is not exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Embark and Northern Genesis 2 undertake no obligation to and accepts no obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to stockholders of Northern Genesis 2 for their consideration. Northern Genesis 2 intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Northern Genesis 2’s stockholders in connection with Northern Genesis 2’s solicitation for proxies for the vote by Northern Genesis 2’s stockholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Embark’s shareholders in connection with the completion of the proposed merger. After the Registration Statement has been filed and declared effective, Northern Genesis 2 will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Northern Genesis 2’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Northern Genesis 2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Northern Genesis 2, Embark and the proposed business combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Northern Genesis 2, without charge, at the SEC's website located at www.sec.gov or by directing a request to Northern Genesis 2.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Northern Genesis 2, Embark and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Northern Genesis 2’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Northern Genesis 2’s stockholders in connection with the proposed transactions will be set forth in Northern Genesis 2’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Northern Genesis 2’s directors and executive officers in Northern Genesis 2’s Form 10-K filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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